# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X4 PHARMACEUTICALS, INC., CIK 0001501697
CUSIP: 98420X202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts (MA), 02134
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001687968

## Reporting persons
- Bain Capital Life Sciences Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,436,588; sole dispositive power 0; shared dispositive power 2,436,588; aggregate amount beneficially owned 2,436,588 (9.99% of the class)
- Bain Capital Life Sciences Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,436,588; sole dispositive power 0; shared dispositive power 2,436,588; aggregate amount beneficially owned 2,436,588 (9.99% of the class)
- BCIP Life Sciences Associates, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,436,588; sole dispositive power 0; shared dispositive power 2,436,588; aggregate amount beneficially owned 2,436,588 (9.99% of the class)
- BCLS II Investco, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,436,588; sole dispositive power 0; shared dispositive power 2,436,588; aggregate amount beneficially owned 2,436,588 (9.99% of the class)
- BCLS I Investco, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,436,588; sole dispositive power 0; shared dispositive power 2,436,588; aggregate amount beneficially owned 2,436,588 (9.99% of the class)
- BCLS II Equity Opportunities, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,436,588; sole dispositive power 0; shared dispositive power 2,436,588; aggregate amount beneficially owned 2,436,588 (9.99% of the class)

## Item 1. Issuer
Name of issuer: X4 PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts 02134.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund I"), Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund II"), BCIP Life Sciences Associates, LP, a Delaware limited partnership ("BCIPLS"), BCLS II Investco, LP, a Delaware limited partnership ("BCLS II Investco"), BCLS I Investco, LP, a Delaware limited partnership ("BCLS I Investco"), and BCLS II Equity Opportunities, LP, a Delaware limited partnership ("BCLS II Equity" and, together with BCLS Fund I, BCLS Fund II, BCIPLS, BCLS II Investco and BCLS I Investco, the "Reporting Persons").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is (i) the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership ("BCLSP"), which is the general partner of BCLS Fund I, and (ii) the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company ("BCLSI II"), which is the general partner of BCLS Fund II.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston"), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS II Investco (GP), LLC, a Delaware limited liability company ("BCLS II Investco GP"), whose manager is BCLS Fund II, is the general partner of BCLS II Investco.

BCLS I Investco GP, LLC, a Delaware limited liability company ("BCLS I Investco GP"), whose manager is BCLS Fund I, is the general partner of BCLS I Investco.

BCLS II Equity Opportunities GP, LLC, a Delaware limited liability company ("BCLS II Equity GP" and, together with the Reporting Persons, BCLSI, BCLSP, BCLSI II, Boylston, BCLS II Investco GP and BCLS I Investco GP, the "Bain Capital Life Sciences Entities"), whose manager is BCLS Fund II, is the general partner of BCLS II Equity.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 15, 2025, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: See Item 2(a) hereof.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, (i) BCLS Fund I directly holds 18,898 shares of Common Stock and a pre-funded warrant exercisable for up to 18,898 shares of Common Stock; (ii) BCLS Fund II directly holds 44,409 shares of Common Stock and pre-funded warrants exercisable for up to 20,056 shares of Common Stock; (iii) BCIPLS directly holds 7,343 shares of Common Stock and pre-funded warrants exercisable for up to 4,376 shares of Common Stock; (iv) BCLS II Investco directly holds 309,002 shares of Common Stock, pre-funded warrants exercisable for up to 243,461 shares of Common Stock, a warrant exercsiable for up to 214,956 shares of Common Stock and a Class C warrant exercisable for up to 68,818 shares of Common Stock; (v) BCLS I Investco directly holds 116,339 shares of Common Stock, pre-funded warrants exercisable for up to 62,952 shares of Common Stock, a warrant exercisable for up to 89,633 shares of Common Stock and a Class C warrant exercisable for up to 28,696 shares of Common Stock; and (vi) BCLS II Equity directly holds a pre-funded warrant exercisable for up to 7,047,216 shares of Common Stock.

The Reporting Persons are (i) prohibited from exercising warrants to purchase Common Stock or pre-funded warrants to purchase Common Stock if, as a result of such exercise, the Reporting Persons would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise and (ii) prohibited from exercising Class C warrants to purchase Common Stock if, as a result of such exercise, the Reporting Persons would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (collectively, the "Beneficial Ownership Blockers"). Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described herein, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding shares of Common Stock, representing 2,436,588 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 22,449,689 shares of Common Stock issued and outstanding as of August 13, 2025, as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 10, 2025, and (ii) 1,940,597 shares of Common Stock issuable upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bain Capital Life Sciences Fund, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (09/15/2025)
- Bain Capital Life Sciences Fund II, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (09/15/2025)
- BCIP Life Sciences Associates, LP: /s/ Andrew Hack, Andrew Hack, Authorized Signatory of Boylston Coinvestors, LLC (09/15/2025)
- BCLS II Investco, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (09/15/2025)
- BCLS I Investco, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (09/15/2025)
- BCLS II Equity Opportunities, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (09/15/2025)